Exhibit 99.1

UTStarcom Announces Change to Board Composition

HONG KONG, May 19, 2014 — UTStarcom (NASDAQ: UTSI), a global telecommunications infrastructure provider, announced today the resignation of two members of its board of directors, as part of its initiative to streamline the Company’s corporate governance structure and improve the efficiency of the board.

Mr. Tianruo Pu, the current chief financial officer of the Company, has resigned from the board, effective May 13, 2014. Mr. Pu has been a member of the Company’s board since November 17, 2011. Mr. Pu will remain as the Company’s chief financial officer.

Additionally, Mr. Baichuan Du, who has completed a full three-year term as an independent director, has resigned from the board, effective May 13, 2014.

The Company does not intend to fill the vacancies left by these resignations. The board of directors going forward will consist of six directors, including four independent directors. And the nationalities of the six directors are 3 US citizens, 1 Canadian, and 2 Chinese.

About UTStarcom Holdings Corp.

UTStarcom (NASDAQ: UTSI) is a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming and other applications. We work with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions. The company’s end-to-end broadband product portfolio, enhanced through in-house Software Defined Networking (SDN)-based orchestration, enables mobile and fixed-line network operators and enterprises worldwide to build highly efficient and resilient future-proof networks for a range of applications, including mobile backhaul, metro aggregation, broadband access and Wi-Fi data offload. Our strategic investments in media operational support service providers expand UTStarcom’s capabilities in the field of next generation video platforms. UTStarcom was founded in 1991, started trading on NASDAQ in 2000, and has operating entities in Tokyo, Japan; San Jose, USA; Delhi and Bangalore, India; Hangzhou, China. For more information about UTStarcom, please visit http://www.utstar.com.

For investor and media inquiries, please contact:

Jane Zuo

UTStarcom Holdings Corp.

Tel: +852-3750-7632

Email: jane.zuo@utstar.com

May Shen (Beijing)

Tel: +86-10-8591-1951

Email: May.Shen@fticonsulting.com

Daniel DelRe (Hong Kong)

Tel: +852-3768-4547

Email: Daniel.DelRe@fticonsulting.com